Northern Dynasty signs definitive agreement with Cannon Point

September 1, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces, further to its press release of August 10, 2015, that it has entered into a definitive arrangement agreement (the “Agreement”) with Cannon Point Resources Ltd. (“Cannon Point”) with respect to the acquisition of 100% of the outstanding securities of Cannon Point.

The transaction will be implemented by way of a statutory plan of arrangement and is subject to customary closing conditions, including approval by the securityholders of Cannon Point by at least 2/3 of the votes cast, court approval and regulatory approval.

Assuming the timely receipt of such approvals, the transaction is expected to close in October 2015.

As part of the transaction, Northern Dynasty and Cannon Point have also entered into definitive agreements with respect to the $4.25 million secured loan to be provided by Cannon Point to Northern Dynasty upon execution of the Agreement. The loan would be repayable after 30 days in the event that the transaction does not complete due to a Northern Dynasty breach and 180 days from termination if the transaction does not complete for any other reason.

Northern Dynasty has also entered into standard lock-up agreements with certain security holders of Cannon Point, including with holders of approximately 21% of the outstanding common shares of Cannon Point to vote in favour of the transaction.

The Agreement provides for, among other things, a non-solicitation covenant on the part of Cannon Point, subject to customary “fiduciary out” provisions that entitle Cannon Point to consider and accept a superior proposal, a right in favour of Northern Dynasty to match any superior proposal and, in certain circumstances, the payment of a termination fee.

The transaction is not subject to Northern Dynasty shareholder approval.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Marchand Snyman
Chief Financial Officer

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. These statements include expectations about the likelihood of completing a financing and merger transaction and the ability of the Company to secure regulatory acceptance for its prospectus and registration statements. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.